Filed pursuant to Rule 424(b)(3)
File No. 333-196209

PROSPECTUS SUPPLEMENT
(To Prospectus dated April 30, 2015)

TEUCRIUM WHEAT FUND
8,550,000 Shares

This supplement is to the prospectus of Teucrium Commodity Trust (the “Trust”) dated April 30, 2015, which relates to shares issued by the Teucrium Wheat Fund, a series of the Trust (the “Fund Shares”). The Fund Shares have previously been registered under the Securities Act of 1933, as amended, on a registration statement bearing File No. 333-196209. This prospectus supplement should be read in its entirety and kept together with your prospectus for future reference.

Effective August 17, 2015, U.S. Bank N.A. replaced The Bank of New York Mellon as the Custodian for the Fund.  In addition, effective the same date, U.S. Bancorp Fund Services replaced The Bank of New York Mellon as the Transfer Agent, Fund Accountant and Fund Administrator for the Fund.

To reflect the changes noted above, the Fund’s Prospectus is revised as follows:

The last sentence of the eighth paragraph in the section titled “Overview of the Fund” is deleted and replaced with the following:

The Fund earns interest income from the Treasury Securities and/or cash equivalents that it purchases and on the cash it holds through the Fund’s custodian, U.S. Bank N.A. (the “Custodian”).

The second sentence of the section titled “The Offering—Net Asset Value” is deleted and replaced with the following:

Under the Fund’s current operational procedures, the Fund’s administrator, U.S. Bancorp Fund Services (the “Administrator” or “U.S. Bancorp”) calculates the NAV of the Fund’s Shares as of the earlier of 4:00 p.m. New York time or the close of the New York Stock Exchange each day.

Paragraphs 2-4 of the section captioned “The Fund’s Service Providers—Contractual Arrangements with the Sponsor and Third-Party Service Providers” are deleted and replaced with the following:

In its capacity as the Fund’s custodian, the Custodian, currently U.S. Bank N.A., holds the Fund’s Treasury Securities, cash and/or cash equivalents pursuant to a custodial agreement.  U.S. Bancorp, an entity affiliated with U.S. Bank, N.A. is the registrar and transfer agent for the Fund’s Shares.  In addition, U.S. Bancorp serves as Administrator for the Fund, performing certain administrative and accounting services and preparing certain SEC and CFTC reports on behalf of the Fund.  For these services, the Fund pays fees to the Custodian and Administrator as set forth in the table entitled “Contractual Fees and Compensation Arrangements with the Sponsor and Third-Party Service Providers.”

The principal business address for U.S. Bank N.A. and U.S. Bancorp is 1555 North Rivercenter Drive, Suite 302, Milwaukee, Wisconsin 53212.  U.S. Bank N.A. is a Wisconsin state chartered bank subject to regulation by the Board of Governors of the Federal Reserve System and the Wisconsin State Banking Department.

The portion of the table entitled “Contractual Fees and Compensation Arrangements with the Sponsor and Third-Party Service Providers” relating to the Custodian, Transfer Agent, Fund Accountant and Fund Administrator is deleted and replaced with the following:

Service Provider	Compensation Paid by the Fund

U.S. Bank N.A., Custodian U.S. Bancorp Fund Services, Transfer Agent, Fund Accountant and Fund Administrator

For custody services:  0.0075% of average gross assets up to $1 billion, and .0050% of average gross assets over $1 billion, annually, plus certain per-transaction charges

For Transfer Agency, Fund Accounting and Fund Administration services, based on the total assets for all the Funds in the Trust:  0.06% of average gross assets on the first $250 million, 0.05% on the next $250 million, 0.04% on the next $500 million and 0.03% on the balance over $1 billion annually

A combined minimum annual fee of up to $64,500 for custody, transfer agency, accounting and administrative services is assessed per Fund.

 The table and accompanying footnotes in the section titled “The Fund’s Service Providers—Other Non-Contractual Payments by the Fund” are deleted and replaced with the following:

Professional Fees[1]	$0.09
Distribution and Marketing Fees[2]	0.07
Custodian Fees and Expenses[3]	0.07
General and Administrative Fees[4]	0.01
Business Permits and Licenses	0.01
Other Expenses	0.01
Total Other Fund Fees and Expenses	$0.26

(1) Professional fees consist of primarily, but not entirely, legal, auditing and tax-preparation related costs.

(2) Distribution and marketing fees consist of primarily, but not entirely, fees paid to the Distributor (Foreside Fund Services, LLC), costs related to regulatory compliance activities and other costs related to the trading activities of the Fund.

(3) Custodian fees and expenses consists of fees to U.S. Bank N.A. for Fund custodian activities and to U.S. Bancorp Fund Services for Fund accounting and transfer agent activities.

(4) General and Administrative fees consist of primarily, but not entirely, insurance and printing costs.

The section titled “Form of Shares—Registered Form” is deleted and replaced with the following:

Shares are issued in registered form in accordance with the Trust Agreement. U.S. Bancorp Fund Services has been appointed registrar and transfer agent for the purpose of transferring Shares in certificated form. This entity keeps a record of all Shareholders and holders of the Shares in certificated form in the registry (“Register”). The Sponsor recognizes transfers of Shares in certificated form only if done in accordance with the Trust Agreement. The beneficial interests in such Shares are held in book-entry form through participants and/or accountholders in DTC.

The section entitled “Books and Records” is deleted and replaced in its entirety by the following:

The Trust keeps its books of record and account at its office located at 232 Hidden Lake Road, Building A,  Brattleboro, Vermont 05301, or at the offices of the Administrator, U.S. Bancorp, located at 1555 North Rivercenter Drive, Suite 302, Milwaukee, Wisconsin 53212, or such office, including of an administrative agent, as it may subsequently designate upon notice.  The books of account of the Fund are open to inspection by any Shareholder (or any duly constituted designee of a Shareholder) at all times during the usual business hours of the Fund upon reasonable advance notice to the extent such access is required under CFTC rules and regulations.  In addition, the Trust keeps a copy of the Trust Agreement on file in its office which will be available for inspection by any Shareholder at all times during its usual business hours upon reasonable advance notice.

Investing in the Fund involves significant risks. See “What Are the Risk Factors Involved with an Investment in the Fund?” beginning on page 13 of the prospectus. The Fund is not a mutual fund registered under the Investment Company Act of 1940 and is not subject to regulation under such Act.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION (“SEC”) NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES OFFERED IN THIS PROSPECTUS, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE COMMODITY FUTURES TRADING COMMISSION HAS NOT PASSED UPON THE MERITS OF PARTICIPATING IN THIS POOL NOR HAS THE COMMISSION PASSED ON THE ADEQUACY OR ACCURACY OF THIS DISCLOSURE DOCUMENT.

The date of this prospectus supplement is August 17, 2015